

April 6, 2011

Mr. Brett Roper
Secretary of the Board of Directors
ChineseInvestors.com, Inc.
411 E. Huntington Drive #107-228
Arcadia, CA 91006

> **Re: ChineseInvestors.com, Inc.**
> **Form 10-12G/A**
> **Filed March 25, 2011**
> **Form 10-Q/A**
> **Filed March 25, 2011**
> **File No. 000-54207**

Dear Mr. Roper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G/A filed March 25, 2011

Item 1. Business, page 3

1. We note your response to comment two in our letter dated March 11, 2011, as well as your revised Form 10 disclosure. Neither your response nor the revised disclosure provide the detailed analysis that we requested; as such we reissue the comment. Please provide us with a thorough analysis of how your services meet the requirements articulated by the Supreme Court in *Lowe v. SEC* (472 U.S. 181 (1985)). Additionally, we note in your response that you now reference the exception found in Section 202(a)(11)(B) of the Investment Advisers Act of 1940, as amended. Please provide us with your analysis as to how you are exempt from the Act under this section.

2. We note your response to comment three in our letter dated March 11, 2011; however, notwithstanding your response, we were unable to locate any revised disclosures that appeared to address our comment. Accordingly, we reissue the comment. Please expand your disclosure to address how you produce the content that is available through your website. Matters you may wish to address include the number, backgrounds, and qualifications of your editors, how they produce the content available through your website, whether they conduct original research and, if so, how, whether they use materials generated by third-parties, how they select companies and industries to write about, whether they interview or visit companies that they cover, and whether you or they have relationships with the companies that they cover. In your response to this and all our other comments, please specify the page or pages on which revised disclosures appear.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 35

3. In Note 3, you state that Mr. Wang has 1.2 million options exercisable prior to December 2010. Please tell us the current status of these options and update your disclosure accordingly.

Item 11. Description of Registrant's Securities to be Registered, page 39

4. We note your response to comment twelve in our letter dated March 11, 2011. Please confirm to us whether your common stock has any dividend rights. If your common stock does have dividend rights, please outline these rights briefly. Refer to Item 202(a)(1)(i) of Regulation S-K.

Critical Accounting Policies and Estimates, page F-21

5. In the first bullet point, you state that "the Company is not allowed to sell to China based customers." However, in the last risk factor on page 22, you state that your revenue growth depends on acceptance and use of electronic commerce in the PRC, Hong Kong, and Taiwan. Please reconcile these disclosures.

Quarterly Report on Form 10-Q/A for the Period Ended November 30, 2010

Item 2. Management's Discussion and Analysis . . . , page 14

6. We reissue comment 16 in our letter dated March 11, 2011. Please remove reference to "this registration statement on Form 10-12G/A filed March 25, 2011" as this report is your Form 10-Q/A and not your registration statement.

Item 4. Controls and Procedures, page 20

7. We note your response to comment 18 in our letter dated March 11, 2011, as well as your revised disclosure. Notwithstanding your revised disclosure, you still have not provided the requested disclosures; consequently, we reissue the comment. Please amend your quarterly report on Form 10-Q for the quarterly period ended November 30, 2010 in the following respects:

• Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of November 30, 2010 (the end of the period covered by the report), based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 under the Exchange Act. Please refer to Item 307 of Regulation S-K and Item 4 of Part II of Form 10-Q.

• If you choose to provide the definition of the term "disclosure controls and procedures" in your disclosure instead of simply referring to the rule in which the term is defined, please set forth the full definition of the term set forth in Rule 13a-15(e). Please note that the definition consists of two sentences, and both sentences must be included in your disclosure if you choose to set forth the definition.

• If you choose to include additional disclosure explaining that your disclosure controls and procedures can provide only reasonable and not absolute assurance, you must express your effectiveness conclusion in terms of this reasonable assurance standard.

• Please do not qualify your disclosure controls and procedures disclosure with reference to your Exchange Act registration statement on Form 10.

8. Please revise your changes in internal controls disclosure to specify the particular changes that occurred during the quarterly period ended November 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael E. Shaff, Esq., Irvine Venture Law Firm, LLP (*via facsimile at* (949) 660-7799)